SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the nine months ended December 31, 2007 (Tuesday, February 5, 2008)

2.	Notice on the forecast of year-end dividend for the year ending March 31, 2008 (Tuesday, February 5, 2008)

3.	Notice of Change of Management (Tuesday, February 26, 2008)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone:	+81-6-6648-2645
Facsimile :	+81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, FEBRUARY 5, 2008)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2007 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 5, 2008—Kubota Corporation reported its consolidated results of operations for the nine months ended December 31, 2007 today.

Consolidated Financial Highlights

(Unaudited)

1. Consolidated Results of Operations for the Nine Months Ended December 31, 2007

(1) Results of operations		(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Nine months ended Dec. 31, 2007			% (*)	Nine months ended Dec. 31, 2006	% (*)	Year ended Mar. 31, 2007
Revenues		¥837,631		1.3	¥827,152	10.2	¥1,127,456
	$	[7,347,640	]
Operating income		¥106,454		(1.9)	¥108,517	14.3	¥130,347
	$	[933,807	]
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	106,930 [937,982	]	(4.0)	¥111,399	(1.8)	¥131,565
Net income		¥59,942		(5.6)	¥63,486	(2.7)	¥76,457
	$	[525,807	]
Net income per ADS:
Basic		¥232			¥245		¥295
	$	[2.04	]
Diluted		¥232			¥245		¥295
	$	[2.04	]

Note : (*) represents percentage change from the corresponding period in the prior year.

(2) Financial position		(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Dec. 31, 2007		Dec. 31, 2006	Mar. 31, 2007
Total assets		¥1,517,172	¥1,510,569	¥1,502,532
	$	[13,308,526]
Shareholders’ equity		¥668,450	¥642,429	¥659,637
	$	[5,863,596]
Ratio of shareholders’ equity to total assets		44.1%	42.5%	43.9%
Shareholders’ equity per ADS		¥2,600	¥2,481	¥2,554
	$	[22.81]

Kubota Corporation

and Subsidiaries

2. Anticipated results of operations for the year ending March 31, 2008

(In millions of yen except per ADS amounts)

	Year ending Mar. 31, 2008	% (*)
Revenues	¥1,140,000	1.1
Operating income	¥136,000	4.3
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥136,500	3.8
Net income	¥77,500	1.4
Net income per ADS	¥301

Note. (*) represents percentage change from the corresponding previous period.

3. Other

(1) Changes in number of material subsidiaries during the fiscal year	: None

(2) Adoption of simplified accounting procedures	: Yes

(3) Changes in accounting procedures since the last consolidated fiscal year	: Yes

Please refer to “Notes of the Consolidated Financial Statements” on page 8

Kubota Corporation

and Subsidiaries

<Results of Operations>

During the nine months under review, revenues increased ¥10.5 billion (1.3%), to ¥837.6 billion from the corresponding period in the prior year. Although domestic revenues decreased, overseas revenues increased due to an increase in Internal Combustion Engine & Machinery.

In the domestic market, revenues decreased ¥16.8 billion (4.0%), to ¥403.0 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery decreased due to sales downturn of farm equipment, even though sales of construction machinery and engines increased from the corresponding period in the prior year. Revenues in Pipes, Valves, and Industrial Castings increased due to a great increase in sales of industrial casting, although sales of plastic pipes decreased. Revenues in Environmental Engineering decreased affected by the discontinuation of a part of operations. Revenues in Other decreased in spite of substantial sales increase of vending machine, because the majority of the shares of the subsidiary which conducts sales of condominiums was sold and revenues of the subsidiary were not recorded from the third quarter.

Overseas revenues increased ¥27.3 billion (6.7%), to ¥434.6 billion from the corresponding period in the prior year. In Internal Combustion Engine and Machinery, sales of tractors, engines and construction machinery increased. Sales of tractors increased because of substantial sales expansion in Europe and Asia outside Japan, while sales in North America decreased affected by the slow down of U.S. housing market. Sales of engines and construction machinery increased mainly in Europe, on the background of its brisk market condition. In Pipes, Valves, and Industrial Castings, sales of ductile iron pipes decreased. In Environmental Engineering, sales of pumps increased.

Operating income decreased ¥2.1 billion (1.9%), to ¥106.5 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery increased due to an increase of revenues mainly in Europe and Asia outside Japan, and weaker yen exchange rate compared with the corresponding period in the prior year. Operating income in Pipes, Valves, and Industrial Castings decreased due to soaring costs of raw materials, mainly steel scraps. Operating income in Environmental Engineering decreased due to a decrease in sales and price decline of sales orders. Operating income in Other increased due to sales increase in vending machine.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥4.5 billion (4.0%), to ¥1,069 billion from the corresponding period in the prior year. Income taxes were ¥41.7 billion (39.0 % of effective tax rate), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥5.5 billion. After addition of gain from discontinued operation, net income decreased ¥3.5 billion (5.6%), to ¥59.9 billion from the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

<Financial Position>

(Comparison with the end of corresponding period in the prior year)

Total assets at the end of the period under review amounted to ¥1,517.2 billion, an increase of ¥6.6 billion (0.4%) from the end of corresponding period in the prior year. As for assets, short- and long-term finance receivables increased substantially reflecting expansion of overseas business in Internal Combustion Engine and Machinery, and other investments decreased due to a decrease in unrealized gains on securities. As for liabilities, accrued retirement and pension costs decreased as a result of the application of new accounting standard for pensions at the end of the prior year. Shareholders’ equity increased due to stably recorded net income, while a accumulated other comprehensive income decreased due to a decrease of unrealized gains on securities.

(Comparison with the end of the prior year)

Total assets increased ¥14.6 billion (1.0%) from the prior year end. As for assets, finance receivables and inventories increased, while other investments decreased due to a decrease in unrealized gains on securities. As for liabilities, total liabilities remained almost the same level as the prior year end. Although interest-bearing debt increased reflecting the increased finance receivables, deferred tax liabilities decreased due to a decrease in unrealized gains on securities. On the other hand, shareholders’ equity increased steadily due to recorded net income, and shareholders’ equity ratio was 44.1%, 0.2 percentage points higher than that at the prior year end.

< Prospect for the Fiscal Year>

The forecasts of the anticipated results of operations for the year ending March 31, 2008, which were announced on November 6, 2007, remain unchanged.

The forecasts are based on the assumption of an exchange rate of ¥118=US$1.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Nine months ended Dec. 31, 2007		Nine months ended Dec. 31, 2006		Change		Year ended Mar. 31, 2007
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	837,631	100.0	827,152	100.0	10,479	1.3	1,127,456	100.0
Cost of revenues	594,022	70.9	578,287	69.9	15,735	2.7	794,687	70.5
Selling, general, and administrative expenses	137,296	16.4	138,834	16.8	(1,538)	(1.1)	199,356	17.7
Loss (gain) from disposal and impairment of businesses and fixed assets	(141)	(0.0)	1,514	0.2	(1,655)	—	3,066	0.2

Operating income	106,454	12.7	108,517	13.1	(2,063)	(1.9)	130,347	11.6
Other income (expenses):
Interest and dividend income	3,219		3,028		191		3,283
Interest expense	(878)		(1,109)		231		(1,219)
Gain on sales of securities-net	664		1,180		(516)		1,313
Gain on nonmonetary exchange of securities	—		997		(997)		997
Foreign exchange gain (loss) -net	(12)		1,308		(1,320)		(442)
Other-net	(2,517)		(2,522)		5		(2,714)

Other income, net	476		2,882		(2,406)		1,218
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	106,930	12.8	111,399	13.5	(4,469)	(4.0)	131,565	11.7
Income taxes	41,663		41,538		125		48,961
Minority interests in earnings of subsidiaries	5,961		5,580		381		6,214
Equity in net income of affiliated companies	434		1,531		(1,097)		1,353

Income from continuing operations	59,740	7.1	65,812	8.0	(6,072)	(9.2)	77,743	6.9
Gain (loss) from discontinued operations, net of taxes	202		(2,326)		2,528		(1,286)

Net income	59,942	7.2	63,486	7.7	(3,544)	(5.6)	76,457	6.8

								(In yen	)
Basic earnings per ADS (five common shares)	232		245				295
Diluted earnings per ADS (five common shares)	232		245				295

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets					(In millions of yen)

	Dec. 31, 2007		Dec. 31, 2006		Change	Mar. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	88,723		100,649		(11,926)	82,601
Notes and accounts receivable	300,462		301,945		(1,483)	316,208
Short-term finance receivables-net	108,045		95,851		12,194	97,798
Inventories	223,050		216,560		6,490	205,658
Other current assets	126,977		122,356		4,621	114,835

Total current assets	847,257	55.8	837,361	55.4	9,896	817,100	54.4

Investments and long-term finance receivables	382,360	25.2	386,967	25.6	(4,607)	398,915	26.5
Property, plant, and equipment	234,745	15.5	236,434	15.7	(1,689)	237,646	15.8
Other assets	52,810	3.5	49,807	3.3	3,003	48,871	3.3

Total	1,517,172	100.0	1,510,569	100.0	6,603	1,502,532	100.0

Liabilities and Shareholders’ Equity					(In millions of yen)

	Dec. 31, 2007		Dec. 31, 2006		Change	Mar. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	145,844		212,828		(66,984)	128,365
Notes and accounts payable	236,913		237,151		(238)	237,295
Other current liabilities	123,614		128,648		(5,034)	139,594
Current portion of long-term debt	62,893		51,773		11,120	71,429

Total current liabilities	569,264	37.5	630,400	41.7	(61,136)	576,683	38.4

Long-term liabilities:
Long-term debt	165,268		113,468		51,800	150,105
Accrued retirement and pension costs	29,824		46,702		(16,878)	27,306
Other long-term liabilities	44,149		42,753		1,396	52,732

Total long-term liabilities	239,241	15.8	202,923	13.5	36,318	230,143	15.3

Minority interest	40,217	2.6	34,817	2.3	5,400	36,069	2.4

Shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	420,240		372,328		47,912	376,815
Accumulated other comprehensive income	56,676		78,006		(21,330)	86,247
Treasury stock	(5,225)		(4,664)		(561)	(184)

Total shareholders’ equity	668,450	44.1	642,429	42.5	26,021	659,637	43.9

Total	1,517,172	100.0	1,510,569	100.0	6,603	1,502,532	100.0

Kubota Corporation

and Subsidiaries

Consolidated Segment Information by Industry Segment

(Unaudited)

Nine months ended Dec. 31, 2007						(In millions of yen)
		Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues	Unaffiliated customers	598,208	144,684	31,756	62,983	837,631	—	837,631
	Intersegment	14	235	63	11,308	11,620	(11,620)	—
	Total	598,222	144,919	31,819	74,291	849,251	(11,620)	837,631
Cost of revenues and operating expenses		493,032	134,426	37,594	67,301	732,353	(1,176)	731,177
Operating income (loss)		105,190	10,493	(5,775)	6,990	116,898	(10,444)	106,454

Nine months ended Dec. 31, 2006						(In millions of yen)
		Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues	Unaffiliated customers	581,317	142,872	37,118	65,845	827,152	—	827,152
	Intersegment	12	483	218	12,392	13,105	(13,105)	—
	Total	581,329	143,355	37,336	78,237	840,257	(13,105)	827,152
Cost of revenues and operating expenses		480,299	125,404	40,772	73,684	720,159	(1,524)	718,635
Operating income (loss)		101,030	17,951	(3,436)	4,553	120,098	(11,581)	108,517

Year ended Mar. 31, 2007						(In millions of yen)
		Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues	Unaffiliated customers	746,808	194,224	90,613	95,811	1,127,456	—	1,127,456
	Intersegment	22	768	340	16,893	18,023	(18,023)	—
	Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456
Cost of revenues and operating expenses		621,926	172,985	96,568	105,577	997,056	53	997,109
Operating income (loss)		124,904	22,007	(5,615)	7,127	148,423	(18,076)	130,347

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 28, 2007, of ¥114 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	118 subsidiaries are consolidated.

	Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Environmental Service Co., Ltd.
Kubota-C.I. Co., Ltd.
		Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	27 affiliated companies are accounted for under the equity method.

	Major affiliated companies:	Domestic	17 sales companies of farm equipment Kubota Matsushitadenko Exterior Works, Ltd.
Kubota Maison Co., Ltd.

On July 27, 2007, the Company announced that the Company and Urbanex Co., Ltd. have reached a basic agreement to transfer all the shares of Kubota Maison Co., Ltd. (“Kubota Maison”) to Urbanex Co., Ltd. On October 1, 2007, the Company transferred 70% shares of Kubota Maison in accordance with the agreement. As a result of the transfer, Kubota Maison was excluded from consolidated subsidiaries and became an affiliated company of Kubota Corporation. Kubota Maison will be excluded from affiliated companies by the scheduled transfer of the remaining 30% shares on April 1, 2009.

5.	Summary of accounting policies

(1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The Company adopted the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109”, as of April 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertainty in income tax return. The adoption of this interpretation did not have a material impact on the Company’s consolidated results of operations and financial position.

7.	In the consolidated statements of income for the nine months ended December 31, 2006, finance income and expenses from retail finance business were classified mainly into “Interest income” and “Interest expense” in other income (expenses). However, from the consolidated statements of income for the year ended March 31, 2007, the Company has classified them into “Revenues” and “Cost of revenues”, since the significance of retail finance business has been increasing and the business is becoming one of the major or central operations of the Company. Accordingly, the reclassification has been made to the presentation of the consolidated statements of income for the nine months ended December 31, 2006.

Finance income included in “Revenues” for the nine months ended December 31, 2007 and 2006 are ¥20,123 million and ¥15,704 million, respectively, and finance expenses included in “Cost of revenues” for the nine months ended December 31, 2007 and 2006 are ¥11,054 million and ¥8,834 million, respectively.

8.	The Company accounts for discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under loss from discontinued operations, net of taxes. The figures of the consolidated statements of income for the prior year related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

9.	The consolidated financial reports for the year ended March 31, 2007 and the nine months ended December 31, 2006 have been reclassified to conform to the presentation for the nine months ended December 31, 2007.

10.	The Company adopts simplified accounting procedures in part to calculate tax expenses.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

(Unaudited)

(In millions of yen)

	Nine months ended Dec. 31, 2007		Nine months ended Dec. 31, 2006		Change		Year ended Mar. 31, 2007
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	509,699	60.8	502,907	60.8	6,792	1.4	643,214	57.1
Domestic	166,917		178,280		(11,363)	(6.4)	228,155
Overseas	342,782		324,627		18,155	5.6	415,059
Construction Machinery	88,509	10.6	78,410	9.5	10,099	12.9	103,594	9.2
Domestic	22,640		22,128		512	2.3	30,122
Overseas	65,869		56,282		9,587	17.0	73,472
Internal Combustion Engine & Machinery	598,208	71.4	581,317	70.3	16,891	2.9	746,808	66.3
Domestic	189,557	22.6	200,408	24.3	(10,851)	(5.4)	258,277	22.9
Overseas	408,651	48.8	380,909	46.0	27,742	7.3	488,531	43.4
Pipes and Valves	108,635	13.0	114,052	13.8	(5,417)	(4.7)	155,320	13.8
Domestic	103,189		103,839		(650)	(0.6)	143,485
Overseas	5,446		10,213		(4,767)	(46.7)	11,835
Industrial Castings	36,049	4.3	28,820	3.5	7,229	25.1	38,904	3.4
Domestic	20,052		15,179		4,873	32.1	19,949
Overseas	15,997		13,641		2,356	17.3	18,955
Pipes, Valves, & Industrial Castings	144,684	17.3	142,872	17.3	1,812	1.3	194,224	17.2
Domestic	123,241	14.7	119,018	14.4	4,223	3.5	163,434	14.5
Overseas	21,443	2.6	23,854	2.9	(2,411)	(10.1)	30,790	2.7
Environmental Engineering	31,756	3.8	37,118	4.5	(5,362)	(14.4)	90,613	8.0
Domestic	27,677	3.3	34,732	4.2	(7,055)	(20.3)	86,475	7.6
Overseas	4,079	0.5	2,386	0.3	1,693	71.0	4,138	0.4
Building Materials & Housing	8,367	1.0	11,701	1.4	(3,334)	(28.5)	17,247	1.5
Domestic	8,367		11,701		(3,334)	(28.5)	17,247
Other	54,616	6.5	54,144	6.5	472	0.9	78,564	7.0
Domestic	54,162		53,960		202	0.4	78,069
Overseas	454		184		270	146.7	495
Other	62,983	7.5	65,845	7.9	(2,862)	(4.3)	95,811	8.5
Domestic	62,529	7.5	65,661	7.9	(3,132)	(4.8)	95,316	8.5
Overseas	454	0.0	184	0.0	270	146.7	495	0.0
Total	837,631	100.0	827,152	100.0	10,479	1.3	1,127,456	100.0
Domestic	403,004	48.1	419,819	50.8	(16,815)	(4.0)	603,502	53.5
Overseas	434,627	51.9	407,333	49.2	27,294	6.7	523,954	46.5

February 5, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the forecast of year-end dividend for the year ending March 31, 2008

Please be advised that Kubota Corporation (hereinafter “the Company”) has forecast the year-end dividend per ADS (American Depositary Share) for the year ending March 31, 2008 as follows:

			(per ADS)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year ending March 31, 2008	¥30 (paid)	¥40 (forecast)	¥70
Comparable previous year ended March 31, 2007	¥25	¥35	¥60

The Company believes returning profit to shareholders is its important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

In order to advance these activities and considering the Company’s current business performance, the Company will propose ¥40 of the year-end dividend per ADS, an increase by ¥10 from interim dividend of ¥30.

Accordingly, the annual dividends for the year ending March 31, 2008 will be ¥70 per ADS, including the interim dividend of ¥30.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

February 26, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on February 26, 2008 to change the titles of some members of the Board of Directors, and the Board of Directors also resolved to propose three candidates for new members of the Board of Directors at the ordinary general meeting of shareholders to be held in June 2008. Details are as follows;

1) Changes of the titles

Name	New title	Current title
Toshihiro Fukuda	Executive Vice President	Executive Managing Director

Yasuo Masumoto	Executive Vice President	Executive Managing Director

Eisaku Shinohara	Executive Managing Director	Managing Director

Masayoshi Kitaoka	Managing Director	Director

Tetsuji Tomita	Managing Director	Director

Masatoshi Kimata	Managing Director	Director

Nobuyo Shioji	Managing Director	Director

Date of assuming office (scheduled)	April 1, 2008

2) Candidates for new members of the Board of Directors

Name	New title	Present post
Tetsu Fukui	Director	General Manager of Environmental Equipment R&D Center and General Manager of Environmental Consolidated Technology Dept.

Satoshi Iida	Director	President of Kubota Europe S.A.S.

Shigeru Kimura	Director	General Manager of Finance & Accounting Dept.

Date of assuming office (scheduled)	June 2008

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: April 1, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department